UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation (“BSC”) has announced today announced results from BSC’s ARRIVE and Milestone II registries.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 25, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, May 25, 2005

ARRIVE REGISTRY SUPPORTS POSTIVE SAFETY PROFILE OF TAXUS® EXPRESS2™ STENT SYSTEM IN DIABETIC AND OTHER PATIENTS

VANCOUVER, BC and PARIS, FRANCE, May 25, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced results from BSC’s ARRIVE and Milestone II registries. The results were announced during a symposia entitled “Post-Market Registries: a Wealth of Real-Life Data,” chaired by Mary Russell, M.D., F.A.C.C., Senior Vice President, Clinical and Regulatory, and Chief Medical Officer at Boston Scientific. The symposium took place at the annual Paris Course on Revascularization.

“The TAXUS registries confirm the outstanding performance of the TAXUS stent system in diabetic subsets, patients requiring multiple stents and other highly complex cases,” said Dr. Russell. “When viewed in combination with data from our TAXUS clinical trials, the results paint a remarkably consistent picture of TAXUS as a safe and highly efficacious treatment for patients with coronary artery disease.”

ARRIVE

BSC states that the ARRIVE peri-approval registry has enrolled nearly 2,600 consecutive patients at 50 sites in the United States and features BSC’s TAXUS® Express2™ paclitaxel-eluting coronary stent system. (A peri-approval registry includes patients who are enrolled before and after a product is approved.) ARRIVE was initiated in cooperation with the U.S. Food and Drug Administration (FDA) and is the first TAXUS registry in the United States.

The six-month clinical findings from ARRIVE demonstrated safety based on a site-reported TAXUS related cardiac adverse event rate of 4.3 percent (106/2,477), including site-reported TAXUS related cardiac death, myocardial infarction and reintervention of the target vessel, as reported by BSC. The registry reported a stent thrombosis rate of 1.7 percent (angiographically confirmed thrombotic events and all deaths less than six months without obvious cause). ARRIVE reported a 95 percent follow-up at six months.

Consecutive enrollment in ARRIVE has yielded a very diverse patient population involving patients receiving multi-vessel stenting (17 percent), left main stenting (3 percent), stenting of total occlusions (2 percent), stenting of bifurcated lesions (8 percent),  stenting of saphenous vein grafts (6 percent) and stenting of in-stent restenonic lesions (7 percent). Ten percent of patients presented with an acute myocardial infarction. For the diabetic population overall, the TAXUS-related cardiac adverse event rate was 5.4 percent and the need for repeat procedures was 3.1 percent.

“ARRIVE has produced exceptional ‘real-world’ results from patients who were consecutively enrolled in the registry, which more closely resembles the patients that we see in our day-to-day practice,” said John Lasala, M.D., Ph.D., of Barnes-Jewish Hospital and Washington School of Medicine in St. Louis and Co-Principal Investigator of ARRIVE. “Given this highly complex patient population, the results from ARRIVE are quite extraordinary. Of particular note are the outstanding data derived from ARRIVE’s diabetic patient population, which represent 31 percent of those enrolled in the registry.”

The ARRIVE registry enrolled patients at low-, medium- and high-volume community-based health centers in the United States.

Enrollment has commenced in the ARRIVE 2 registry program, which plans to enroll 5,000 patients at approximately 60 centers in the United States. The program is designed to collect and analyze “real-world” safety and clinical outcomes data from the TAXUS Express2 paclitaxel-eluting stent system in the treatment of patients with coronary artery disease.

Milestone II

The Milestone II registry was designed as a follow-up to the Milestone I registry (which evaluated usage patterns of the Express2TM bare-metal stent system) to assess the TAXUS paclitaxel-eluting stent system. On a global basis, the registry has enrolled 3,688 patients at 164 centers in 31 countries. BSC today announced that the excellent global safety and efficacy data reported at six months extends to 12 months, including physician usage patterns.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12